UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION					OMB Number:	3235-0101
Washington, D.C. 20549					Expires:	February 28, 2014
					Estimated average burden
FORM 144					hours per response	1.00
NOTICE OF PROPOSED SALE OF SECURITIES					SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					DOCUMENT SEQUENCE NO.

					CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print)		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO		WORK LOCATION
OGE ENERGY CORP.		731481638	1-12579
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO
P.O. Box 321		Oklahoma City	OK	73101	405-553-3041

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET		CITY	STATE	ZIP CODE
Max Joseph Myers	Officer	P.O. Box 321		Oklahoma City	OK	73101

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the			Number of Shares	Aggregate	Number of Shares	Approximate	Name of Each
Class of	Name and Address of Each Broker Through Whom the	Broker-Dealer	or Other Units	Market	or Other Units	Date of Sale	Securities
Securities To Be Sold	Securities are to be Offered or Each Market Maker	File Number	To Be Sold	Value	Outstanding	(See instr. 3(f))	Exchange
	who is Acquiring the Securities		(See instr. 3(c))	(See instr. 3(d))	(See instr. 3(e))	(MO. DAY YR.)	(See instr. 3(g))
Common Stk	E*TRADE Securities LLC Harborside Financial Center 501 Plaza 2 34 Exchange Place Jersey City, NJ 07311		4,456	$240,980	98,656,135	8/7/2012	NYSE

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	SEC 1147 (08-07)

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stk	4/20/2005	Open Market (B)	OGE Energy Corp.	59.53	4/20/2005	Open Market Purchase
Common Stk	4/28/2006	Dividend Reinvesment (C)	OGE Energy Corp.	1.95	2/17/2010	Dividend Reinvestment
Common Stk	7/28/2006	Dividend Reinvesment (C)	OGE Energy Corp.	1.56	7/28/2006	Dividend Reinvestment
Common Stk	8/10/2006	Open Market (B)	OGE Energy Corp.	400	8/10/2006	Open Market Purchase
Common Stk	10/30/2006	Dividend Reinvesment (C)	OGE Energy Corp.	4.99	10/30/2006	Dividend Reinvestment
Common Stk	1/30/2007	Dividend Reinvesment (C)	OGE Energy Corp.	5.21	1/30/2007	Dividend Reinvestment
Common Stk	4/30/2007	Dividend Reinvesment (C)	OGE Energy Corp.	5.20	4/30/2007	Dividend Reinvestment
Common Stk	7/30/2007	Dividend Reinvesment (C)	OGE Energy Corp.	6.03	7/30/2007	Dividend Reinvestment
Common Stk	10/30/2007	Dividend Reinvesment (C)	OGE Energy Corp.	5.63	10/30/2007	Dividend Reinvestment
Common Stk	1/30/2008	Dividend Reinvesment (C)	OGE Energy Corp.	6.48	1/30/2008	Dividend Reinvestment
Common Stk	4/30/2008	Dividend Reinvesment (C)	OGE Energy Corp.	6.63	4/30/2008	Dividend Reinvestment
Common Stk	7/30/2008	Dividend Reinvesment (C)	OGE Energy Corp.	6.63	7/30/2008	Dividend Reinvestment
Common Stk	10/30/2008	Dividend Reinvesment (C)	OGE Energy Corp.	7.49	10/30/2008	Dividend Reinvestment
Common Stk	1/30/2009	Dividend Reinvesment (C)	OGE Energy Corp.	7.27	1/30/2009	Dividend Reinvestment
Common Stk	3/3/2009	Open Market (B)	OGE Energy Corp.	500	3/3/2009	Open Market Purchase
Common Stk	2/12/2009	Compensation (A)	OGE Energy Corp.	870	2/12/2009	Employment Related Services Provided
Common Stk	2/17/2010	Compensation (A)	OGE Energy Corp.	522	2/17/2010	Employment Related Services Provided
Common Stk	2/16/2011	Compensation (A)	OGE Energy Corp.	2,039	2/16/2011	Employment Related Services Provided

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

EXPLANATION OF RESPONSES:

  REMARKS:

  (A) Settlement of Performance Units under incentive compensation plan that was registered on Form S-8.
  (B) Shares acquired in the Open Market
  (C) Shares acquired upon reinvestment of dividends under dividend reinvestment plan that was registered on Form S-3.

INSTRUCTIONS:	ATTENTION:
  See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

  The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

August 07, 2012	/s/ Max Myers
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
  The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

  SEC 1147 (02-08)